Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation of Organization
MarketAxess Corporation	Delaware
MarketAxess SEF Corporation	Delaware
MarketAxess Technologies Inc.	Delaware
MarketAxess Limited	United Kingdom
MarketAxess Europe Limited Xtrakter Limited	United Kingdom United Kingdom
MarketAxess Canada Company	Nova Scotia, Canada
MarketAxess Plataforma De Negociacao Ltda.	Brazil